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                                                                                                 OMB APPROVAL
                                 UNITED STATES                                            OMB Number:        3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                                 Expires:    October 31, 1994
                            WASHINGTON, D.C.  20549                                       Estimated average burden
                                                                                          hours per response.....14.90
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*



                          ORACLE SYSTEMS CORPORATION
                          ---------------------------
                                (Name of Issuer)

    Common Stock, par value $.01 per share, Preferred Stock Purchase Rights
                         ------------------------------
                         (Title of Class of Securities)

                                   68389X105
                                 --------------
                                 (CUSIP Number)
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Check the following box if a fee is being paid with this statement [ ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)                   Page 1 of 3 pages

CUSIP No. 68389X105                      13G                Page 2 OF 3 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Robert Nimrod Miner (and Mary Miner, his wife)


       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                     (a) [ ]
                                                         (b) [X]
       SEC USE ONLY
   3

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       United States (Mary Miner is a citizen of Great Britian)

                                   SOLE VOTING POWER
                              5
         NUMBER OF                 13,022,916

          SHARES          ---------------------------------------------------
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   1,101,890
         OWNED BY
                          ---------------------------------------------------
           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 13,022,916

          PERSON          ---------------------------------------------------
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   1,101,890

                          ---------------------------------------------------

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       14,124,806

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       4.8% (as of December 31, 1993)

       TYPE OF REPORTING PERSON*
  12
       IN


                        *SEE INSTRUCTION BEFORE FILLING OUT!




                                  Page 2 of 3 pages
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                                  SCHEDULE 13G

                 Robert Nimrod Miner (and Mary Miner, his wife)
                           (As of December 31, 1993)

Item #

1(a) Name of Issuer:
         Oracle Systems Corporation

1(b) Address of Issuer's Principal Executive Offices:
         500 Oracle Parkway, Redwood City, CA  94065

2(a) Name of Person Filing:
         Robert Nimrod Miner (and Mary Miner, his wife)

2(b) Address of Principal Business Office or, if none, residence:
         Same as Item 1(b)

2(c) Citizenship:
         United States (Mrs. Miner is a citizen of Great Britain)

2(d) Title of Class of Securities:
         Common Stock, par value $.01 per share
         Preferred Stock Purchase Rights

2(e) CUSIP Number:
         68389X105

3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the filing person is a:
         N/A

4  Ownership:

4(a) Amount Beneficially Owned:
         14,124,806

4(b) Percent of Class:
         4.8

4(c) Number of shares as to which such person has:
         (i) sole power to vote or to direct the vote:
             13,022,916 (of which 12,822,916 are held in a revocable trust for the benefit of Mr. Miner and his wife, of which they are co-trustees; and of which 200,000 are options to purchase shares exercisable within 60 days of December 31, 1993)

        (ii) shared power to vote or direct the vote:
             1,101,890 (of which 601,890 shares are held in irrevocable trusts for the benefit of Mr. Miner's children, of which neither Mr. Miner nor his wife is a trustee, as to which shares they have no voting power and, therefore, disclaim beneficial ownership; and of which 500,000 shares are held by a charitable foundation, of which Mr. Miner and his wife are among the trustees, and as to which shares they disclaim beneficial ownership)

       (iii) sole power to dispose or to direct the disposition of:
             13,022,916 (of which 12,822,916 are held in a revocable trust for the benefit of Mr. Miner and his wife, of which they are co-trustees; and of which 200,000 are options to purchase shares exercisable within 60 days of December 31, 1993)

        (iv) shared power to dispose or to direct the disposition of:
             1,101,890 (of which 601,890 shares are held in irrevocable trusts for the benefit of Mr. Miner's children, of which neither Mr. Miner nor his wife is a trustee, as to which shares they have no dispositive power and, therefore, disclaim beneficial ownership; and of which 500,000 shares are held by a charitable foundation, of which Mr. Miner and his wife are among the trustees, and as to which shares they disclaim beneficial ownership)

5  Ownership of Five Percent or less of a Class:
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
       following:   X


6  Ownership of More than Five Percent on Behalf of Another Person:
            N/A

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
            N/A


8  Identification and Classification of Members of the Group:
            N/A

9  Notice of Dissolution of the Group:
            N/A

10 Certification:
            N/A



  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:



              February 7, 1994
              Date


             /s/ Robert N. Miner
             Signature
             Robert N. Miner, Senior Vice President and
             Chief Technical Officer, Advanced Technologies Division




             /s/ Mary Miner
             Signature
             Mary Miner

                         Page 3 of 3 pages